UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

The Talbots, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

874161102

(CUSIP Number)

Robert F. Wall, Esq.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5699

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer

This statement constitutes Amendment No. 6 to the Schedule 13D relating to the Common Stock, par value $0.01 (the “Shares”), issued by The Talbots, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on August 1, 2011 (the “Initial Schedule 13D”), Amendment No. 1 to the Initial Schedule 13D filed on December 6, 2011, Amendment No. 2 to the Initial Schedule 13D filed on January 30, 2012, Amendment No. 3 to the Initial Schedule 13D filed on May 7, 2012, Amendment No. 4 to the Initial Schedule 13D filed on May 15, 2012 and Amendment No. 5 to the Initial Schedule 13D filed on May 22, 2012 on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following:

Merger Agreement

On May 30, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TLB Holdings LLC, a Delaware limited liability company (“Parent”) and TLB Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”).  Parent and Sub are affiliates of Sycamore Partners, L.P. and Sycamore Partners A, L.P. (collectively, the “Sponsor”).  Parent and Sub were formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement and have not engaged in any activities except in connection with these transactions.

Upon the terms and subject to the conditions of the Merger Agreement, Sub has agreed to commence a cash tender offer for all of the outstanding Shares (the “Offer”) within 10 business days of the date of the Merger Agreement for a purchase price of $2.75 per share in cash, without interest (the “Offer Price”).  The Merger Agreement provides that, regardless of whether the Offer is consummated, Sub will be merged with and into the Issuer and the Issuer will become a wholly owned subsidiary of Parent (the “Merger”).  At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by Parent, Sub, the Issuer, or any stockholder of the Issuer who is entitled to and properly exercises appraisal rights under Delaware law) will be cancelled and converted into the right to receive the Offer Price.

The obligation of Sub to purchase shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, that the Office of the Comptroller of the Currency has determined not to disapprove, or has not disapproved, under the Change in Bank Control Act, the acquisition of control of Talbots Classic National Bank by Parent and its affiliates, as applicable, the receipt of a letter from the Pension Benefit Guaranty Corporation stating that it has concluded its investigation regarding The Talbots, Inc. Pension Plan and the transactions contemplated by the Merger Agreement and the related financings, a minimum level of availability being maintained by the Issuer under the Amended and Restated Credit Agreement, dated as of February 16, 2012, among the Issuer, as the borrower representative, and The Talbots Group, Limited Partnership, Talbots Classics Finance Company, Inc. and the Issuer, as the borrowers, and General Electric Capital Corporation, as the agent, and the lenders party thereto, receipt of proceeds by Parent of the debt financings pursuant to the debt commitment letters from General Electric Capital Corporation and Wells Fargo Bank, National Association (or alternative debt financing pursuant to the terms and subject to the conditions set forth in the Merger Agreement) and/or the lenders party to such debt commitment letters (or new debt commitment letters for any such alternative debt financing) have confirmed to Parent and Sub that such debt financing (or such alternative debt financing) in an amount sufficient to consummate the Offer and the Merger will be available at the consummation of the Offer on the terms and conditions set forth in the debt commitment letters (or such new debt commitment letters), and other closing conditions.  In addition, it is a condition to Sub’s obligation to purchase the shares tendered in the Offer that (1) the number of the outstanding Shares that have been validly tendered and not validly withdrawn, when added (without duplication of Shares) to the number of Shares owned by Parent and its subsidiaries as of immediately prior to the expiration of the Offer, represent at least a majority of the Shares owned by Parent and its subsidiaries as of immediately prior to the expiration of the Offer and (2) the number of the outstanding Shares that have been validly tendered and not validly withdrawn, when added to (without duplication of Shares) the number of Shares owned by Parent and its subsidiaries as of immediately prior to the expiration of the Offer plus the number of Shares to be purchased by Sub pursuant to the top-up option granted to Sub pursuant to the Merger Agreement (the “Top-Up”), represent at least one more share than 90% of (x) the outstanding Shares as of immediately prior to the expiration of the Offer, plus (y) the aggregate number of Shares issuable to holders of Issuer stock options, restricted stock, restricted stock units, performance stock units and warrants, as applicable, from which the Issuer or its representatives have received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Issuer stock options, restricted stock, restricted stock units, performance stock units and warrants, as applicable), plus (z) the number of Shares to be purchased by Sub under the Top-Up. Under certain circumstances (but subject in any event to the satisfaction or waiver of other conditions to the consummation of the Merger as set forth in the Merger Agreement), the parties have agreed to complete the Merger without the prior completion of the Offer, after receipt of the affirmative vote of a majority of the outstanding Shares in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby. In that case, the consummation of the Merger would be subject to similar conditions as the Offer conditions, other than the addition of the stockholder approval requirement and the inapplicability of the minimum tender conditions and the condition regarding Parent’s receipt of the debt financing.

The aggregate amount required by Parent and Sub to pay the consideration in connection with the transactions contemplated by the Merger Agreement is approximately $369 million, including rollover and/or refinancing of net debt.  It is anticipated that the financing for the transactions contemplated by the Merger Agreement will consist of (i) equity financing to be contributed to Parent by the Sponsor in the form of cash and (ii) debt financing arranged by Parent and Sub, each as described in further detail below.

If the transactions contemplated by the Merger Agreement are consummated, the Shares will no longer be traded on the New York Stock Exchange and the Shares will cease to be registered under the Exchange Act, and the Issuer will be privately held by Parent.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 6 and is incorporated herein by reference.

Sycamore Equity Commitment

On May 30, 2012, the Sponsor entered into an equity commitment letter with Parent (the “Equity Commitment Letter”) in connection with the transactions contemplated by the Merger Agreement.  The Sponsor agreed under the Equity Commitment Letter to contribute an aggregate amount of $210 million in cash (as the same may be reduced in accordance with the terms and conditions of the Equity Commitment Letter), subject to certain conditions, for the purpose of funding the consideration to be paid in connection with the Offer and/or the Merger, as applicable, pursuant to, and in accordance with the terms of the Merger Agreement.

The foregoing description of the Equity Commitment Letter is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which is attached hereto as Exhibit 7 and is incorporated herein by reference.

Limited Guarantee

In connection with the transactions contemplated by the Merger Agreement, on May 30, 2012, the Sponsor entered into a Limited Guarantee with the Issuer (the “Limited Guarantee”).  Under the terms of the Limited Guarantee, the Sponsor irrevocably and unconditionally guaranteed, subject to certain conditions, (i) Parent’s termination fee under the Merger Agreement, (ii) all of the liabilities and obligations of Parent and Sub under the Merger Agreement and (iii) all of the liabilities and obligations of Sycamore Partners Management, L.L.C. under the Confidentiality Agreement; provided that in no event shall the aggregate liability of the Sponsor pursuant to the Limited Guarantee exceed the amount of Parent’s termination fee under the Merger Agreement plus the amount of any liability pursuant to Section 7.09(d) and Section 9.03(g) of the Merger Agreement plus the amount of all attorneys’ fees payable by Sycamore Partners Management, L.L.C. pursuant to the Confidentiality Agreement.

The foregoing description of the Limited Guarantee is qualified in its entirety by reference to the full text of the Limited Guarantee, a copy of which is attached hereto as Exhibit 8 and is incorporated herein by reference.

GE Debt Commitment Letter

In connection with the transactions contemplated by the Merger Agreement, on May 30, 2012, Sub entered into a letter agreement (the “GE Debt Commitment Letter) with General Electric Capital Corporation (“GE”).  Under the terms of the GE Debt Commitment Letter, GE agreed to, subject solely to the terms and conditions set forth in the GE Debt Commitment Letter, upon the closing of the Merger, (i) consent to a “change of control” resulting from the Merger under the existing amended and restated credit agreement, dated as of February 16, 2012, among the Issuer and certain of its subsidiaries (the “Borrowers”), certain other credit parties designated therein, the lenders designated therein and GE, as agent (the “Existing Revolving Loan Agreement”), (ii) make certain agreed modifications to the Existing Revolving Loan Agreement and (iii) continue to make available to the Borrowers the Existing Revolving Loan Agreement, or a replacement thereof, in either case on the terms and conditions of the Existing Revolving Loan Agreement as modified in accordance with the immediately preceding clauses (i) and (ii).

The foregoing description of the GE Debt Commitment Letter is qualified in its entirety by reference to the full text of the GE Debt Commitment Letter, a copy of which is attached hereto as Exhibit 9 and is incorporated herein by reference.

Wells Fargo Debt Commitment Letter

In connection with the transactions contemplated by the Merger Agreement, on May 30, 2012, Sub entered into a letter agreement (the “Wells Fargo Debt Commitment Letter”) with Wells Fargo Bank, National Association (“Wells Fargo”), as agent (the “Agent”), and each of Well Fargo, Tennenbaum Opportunities Fund VI, LLC, 1903 OnShore Funding, LLC, 1903 OffShore Loans SPV Limited and Stone Tower Credit Solutions Master Fund Ltd., as lenders (the “Lenders”).  Under the terms of the Wells Fargo Debt Commitment Letter, the Agent and the Lenders agreed to, subject solely to the terms and conditions set forth in the Wells Fargo Debt

Commitment Letter, upon the closing of the Merger, (i) consent to a “change of control” resulting from the Merger under the existing term loan agreement, dated as of February 16, 2012, among the Issuer and certain of its subsidiaries (the “Borrowers”), certain other credit parties designated therein, the Agent and the Lenders (the “Existing Term Loan Agreement”), (ii) make certain agreed modifications to the Existing Term Loan Agreement, (iii) allow the Existing Term Loan Agreement to remain outstanding, or provide a replacement thereof, in either case on the terms and conditions of the Existing Term Loan Agreement as modified in accordance with the immediately preceding clauses (i) and (ii), and (iv) provide an additional last out term loan (such additional last out term loan to be provided by one of the Lenders specified in the Wells Fargo Debt Commitment Letter) in an amount equal to the lesser of (x) $11 million and (y) the difference between the aggregate commitment of $85 million under the Wells Fargo Debt Commitment Letter and the existing term loan amount pursuant to the Existing Term Loan Agreement.

The foregoing description of the Wells Fargo Debt Commitment Letter is qualified in its entirety by reference to the full text of the Wells Fargo Debt Commitment Letter, a copy of which is attached hereto as Exhibit 10 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

On May 30, 2012, Parent, Merger Sub and the Issuer entered into the Merger Agreement, a discussion of which is contained in Item 4 hereof and is incorporated into this Item 6 by reference.

On May 30, 2012, the Sponsor entered into the Equity Commitment Letter with Parent, a discussion of which is contained in Item 4 hereof and is incorporated into this Item 6 by reference.

On May 30, 2012, the Sponsor entered into the Limited Guarantee with the Issuer, a discussion of which is contained in Item 4 hereof and is incorporated into this Item 6 by reference.

On May 30, 2012, Sub entered into the GE Debt Commitment Letter, a discussion of which is contained in Item 4 hereof and is incorporated into this Item 6 by reference.

On May 30, 2012, Sub entered into the Wells Fargo Debt Commitment Letter, a discussion of which is contained in Item 4 hereof and is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following:

Exhibit 6

Agreement and Plan of Merger, dated as of May 30, 2012, by and among The Talbots, Inc., TLB Holdings LLC and TLB Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by The Talbots, Inc. on June 1, 2012).

Exhibit 7	Equity Commitment Letter, dated as of May 30, 2012, by and among Sycamore Partners, L.P., Sycamore Partners A, L.P. and TLB Holdings LLC.
Exhibit 8	Limited Guarantee, dated as of May 30, 2012, by and among Sycamore Partners, L.P., Sycamore Partners A, L.P. and The Talbots, Inc.
Exhibit 9	GE Debt Commitment Letter, dated as of May 30, 2012, by and among General Electric Capital Corporation and TLB Merger Sub Inc.
Exhibit 10	Wells Fargo Debt Commitment Letter, dated as of May 30, 2012, by and among Wells Fargo Bank, National Association, the lenders party thereto, and TLB Merger Sub Inc.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2012

SYCAMORE PARTNERS, L.P.

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS GP, L.L.C.

By:	Sycamore Partners MM, L.L.C.
its Managing Member

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS MM, L.L.C.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY

ALLIGATOR INVESTORS, L.L.C.

By:	Sycamore Partners, L.P.
its Managing Member

By:	Sycamore Partners, GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny

Managing Member

PANTHER INVESTORS, L.L.C.

By:	Sycamore Partners, L.P.
its Managing Member

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

EXHIBIT INDEX

Exhibit	Description
6

Agreement and Plan of Merger, dated as of May 30, 2012, by and among The Talbots, Inc., TLB Holdings LLC and TLB Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by The Talbots, Inc. on June 1, 2012).

7	Equity Commitment Letter, dated as of May 30, 2012, by and among Sycamore Partners, L.P., Sycamore Partners A, L.P. and TLB Holdings LLC.
8	Limited Guarantee, dated as of May 30, 2012, by and among Sycamore Partners, L.P., Sycamore Partners A, L.P. and The Talbots, Inc.
9	GE Debt Commitment Letter, dated as of May 30, 2012, by and among General Electric Capital Corporation and TLB Merger Sub Inc.
10	Wells Fargo Debt Commitment Letter, dated as of May 30, 2012, by and among Wells Fargo Bank, National Association, the lenders party thereto, and TLB Merger Sub Inc.